Kathleen Collins
Accounting Branch Chief
United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street
Washington, DC 20549

RE:	EC Development, Inc. (f/k/a eNucleus, Inc.)
Form 10-K for the Fiscal Year ended December 31, 2011 Filed April 6, 2012
Form 10-Q for the Quarter Ended September 30, 2012 Filed November 14, 2012
File No.000-14039

Dear Ms. Collins:

We are in receipt of your letter dated January 10, 2013.   This letter was inadvertently sent to the former CFO, Randy Edgerton.  If I might ask of you, is it possible to send the letter to me in the future.  Mr. Edgerton left the Company at the end of the year and we announced this in an 8-K so the records of the SEC should reflect this.  My fear is that a letter as important as yours might be lost if sent to a former officer.

We are writing to confirm that we will review the letter and begin to craft a response.  We are respectfully requesting that we have an additional ten days in which to submit a response.  As you are aware, this letter took a few days to get to my attention and I have had some conversations with our independent auditors but this is their busiest season.

Respectfully,

Eugene Estep
CEO